January 22, 2010

VIA EDGAR AND FAX

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Judiciary Plaza
Washington, D.C. 20549
Mail Room 4561
Attention: Patrick Gilmore, Accounting Branch Chief

Re:	Voxware, Inc.
Form 10-K for the fiscal year ended June 30, 2009
Filed September 28, 2009
File No. 000-021403

Dear Mr. Gilmore:

     This letter is submitted on behalf of Voxware, Inc. (“Voxware” or the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing, as set forth in your letter dated January 7, 2010 (the “Comment Letter”). The numbered paragraphs set forth below restate the numbered paragraphs in the Comment Letter, and the discussion set out below each paragraph is the Company’s response to the Staff’s comments.

Form 10-K for the Fiscal Year Ended June 30, 2009

Item 8. Consolidated Financial Statements

Summary of Accounting Policies and Notes to Consolidated Financial Statements

Note 4. Accounts Payable and Accrued Expenses, page F-13

1.	We note your disclosure on page F-14 that during the fourth quarter of fiscal year 2008 the company conducted a review of accrued expenses, which resulted in the reduction of accrued expenses by $349,000. Please describe for us how you determined that the liabilities reduced were in fact extinguished, addressing each liability separately in your response. Refer to paragraph 16 of SFAS 140.

Securities and Exchange Commission
January 22, 2010

Response: During the fourth quarter of fiscal year 2008, the Company reversed $349,000 of accrued expenses. The details of the amounts reversed are as follows:

Accrued third party commissions	$147,000	(a)
Accrued credit memos	68,000	(b)
Accrued professional fees	47,000	(c)
Accrued SEC compliance filing charges	42,000	(d)
Accrued travel expenses	25,000	(e)
Accrued miscellaneous charges	24,000	(f)
Total	$349,000

(a)	During fiscal years 2004 and 2005, the Company had agreements to pay commissions to certain third parties that assisted during the sales process. In addition, the Company had sales that involved other third parties with no formal commission agreements between the parties. The Company paid all third parties where a commission agreement existed and accrued third party commissions where a third party assisted with the sale but no formal agreement existed. At that time, the Company believed it was probable that the Company would pay all outstanding commissions, even without a formal agreement with such third parties. However, by the fourth quarter of fiscal year 2008, the Company had not worked with these third parties for many years and no claims for commission on prior sales were submitted. As a result, the Company determined during the fourth quarter of fiscal year 2008 that the likelihood that such amounts would ever be paid was remote. As such, the Company reversed such accruals.

(b)	The Company has a policy in place to review outstanding credit memos that are at least two years old and, based upon certain factors, the Company determines whether to reverse such credit memos. These factors include: the nature of the credit memo, the current relationship with the customer, and the likelihood that the credit memo will ever be utilized. After reviewing all of these factors during the fourth quarter of fiscal year 2008, the Company determined that there were five credit memos that would never be utilized as the Company had not done business with the companies subject to such credit memos for several years and, as such, reversed such amounts.

(c)	The Company accrued, on a monthly basis, professional fees related to estimates made by the Company for legal and outside accounting assistance costs that were expected to be incurred during fiscal year 2008. As of June 30, 2008, the Company compared the actual amount of these services that were utilized, based on invoices received, with the estimated amounts that were accrued and adjusted the accruals to the actual amounts incurred.

(d)	The Company accrued on a monthly basis during fiscal year 2008 based on estimates for all costs relating to SEC compliance filings for the year. As of June 30, 2008, a detailed analysis was performed by the Company for all SEC compliance filings charges to determine the actual amount needed. The Company adjusted the accrual to the actual amount owed.

Securities and Exchange Commission
January 22, 2010

(e)	The Company accrued for travel expenses on a monthly basis during the year based on past trends in travel costs. As of June 30, 2008, a detailed analysis was performed by the Company by person and by timesheet to determine the actual amount needed. The Company adjusted the accrual to the actual amount owed.

(f)	The Company’s accrued miscellaneous charges relate to reserves set up for inventory write-downs ($17,000) and other miscellaneous immaterial accrued amounts. Based on a detailed review at June 30, 2008, such amounts were adjusted to actual amounts needed.

Note 7. Stock Options and Share-Based Compensation

Share-Based Compensation, page F-17

2.	You disclose that the company corrected an error related to share-based compensation by recording a cumulative adjustment during the fourth quarter of fiscal 2009 and that the company determined that the effect on prior periods was not material. Please provide us with a quantitative and qualitative analysis describing management’s determination that the effect of the error was not material to prior quarterly or annual periods. Refer to SAB 99.

Response: During the three years that stock option expense was recorded in the Company’s financial statements (fiscal years 2007, 2008 and 2009), the Company assumed a certain forfeiture rate for previously granted stock options at the beginning of each year for the succeeding year. The Company determined that certain calculation errors were made in the application of this forfeiture rate by not adjusting to the actual forfeiture rate at the end of each applicable quarter, resulting in an understatement of stock-based compensation expense.

Quantitative Results:

The Company determined the effects of the error on the Company’s financial statements were:

	Year Ended		Three Months Ended			Year Ended
	June 30,		September 30,	December 31,	March 31,	June 30,
	2007	2008	2008	2008	2009	2009
Net income (loss) before adjustment	$(1,936)	$585	$(1,970)	$(1,693)	$(560)	$(4,435)
Stock option expense adjustment	$43	$162	$48	$53	$38	$139
Net income (loss) after adjustment	$(1,979)	$423	$(2,018)	$(1,746)	$(598)	$(4,574)

As a result, the impact of $344,000 was recorded in the fourth quarter of fiscal year 2009 due to the qualitative considerations discussed below.

Securities and Exchange Commission
January 22, 2010

Qualitative Considerations:

As a software company, the Company’s key financial statements are revenue and adjusted net income before non-cash charges. The Company, in its press releases, always discloses non-GAAP income as income after adding back stock-based compensation expense. As a result, a misstatement in stock-based compensation expense does not change the key metrics used by management and other users of the financial statements to evaluate the Company.

1. Was there any intention on management’s part to “manage” earnings?

No, as previously described, the estimates made by management with respect to the forfeiture rate of previously granted stock options were their best judgments at that point in time but were not adjusted at the end of each applicable quarter to the actual forfeiture rate. From the above table, it is noted that the impact of the calculation errors is immaterial for fiscal year 2007 as well as the first three quarters of fiscal year 2009. The impact would be $162,000 in fiscal year 2008. The net income for fiscal 2008 was $585,000. This is a 26% change in net income. Please refer to the following criteria for more analysis on why the impact of such change is not considered qualitatively material by the Company.

2. Whether the misstatement changes a loss into income?

As illustrated in the table above, there would have been no change to the net loss for fiscal years 2007 and 2009 or the net income for fiscal year 2008 as a result of the misstatement.

3. Whether the misstatement affects the Company’s compliance with loan covenants or other contractual requirements?

The misstatement does not impact the Company’s compliance with any loan covenants or other contractual requirements. The misstatement also does not impact the loan covenants or listing requirements, since the Company’s calculation for loan covenant purposes adds back stock-based compensation expense. In addition, the Company remains in compliance with the listing requirements of the NASDAQ Stock Market LLC having at least $2.5 million of stockholders’ equity.

4.Whether the misstatement affects the Company’s compliance with regulatory requirements?

No, the misstatement did not result in an impact on the Company’s compliance with regulatory requirements.

5. Whether the misstatement involves concealment of an unlawful transaction?

Securities and Exchange Commission
January 22, 2010

No, the misstatement did not involve concealment of an unlawful transaction.

6.	Whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation?

No, management’s compensation has a bonus component tied to operating income (loss) before stock-based compensation expense, so the adjustment has no impact on the calculation.

7.	Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate?

The Company’s misstatement relates to a calculation that is capable of precise measurement. The misstatement is a result of the Company’s failure to adjust the estimated stock option forfeiture rate to the actual forfeiture rate at the end of each applicable quarter.

8.	Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise?

No, the Company is not aware of any analysts currently tracking the Company.

9.	Had the adjustment/ true-up been recorded in the prior year, would it have been material from the viewpoint of a reasonable investor having access to the total mix of information?

No, the trend for fiscal years 2005, 2006 and 2007 showed losses in excess of $10.2 million ($1.5 million for fiscal year 2005, $6.8 million for fiscal year 2006 and $1.9 million for fiscal year 2007). As a result, a $43,000 adjustment for fiscal year 2007 was immaterial. In fiscal year 2008, the Company earned a profit of $585,000 and the adjustment would have reduced the profit from $585,000 to $423,000. During fiscal year 2009, the loss would have been reduced from $4.8 million to $4.6 million. Hence, these adjustments would not have impacted the trend in earnings or been material to investors.

10.	Whether the misstatement masks a change in earnings or other trend?

No, the misstatement does not mask any change in earnings or other trends (see 9 above).

11.	Whether the misstatement concerns a segment or other portion of the Company’s business that has been identified as playing a significant role in the Company’s operations or profitability?

Securities and Exchange Commission
January 22, 2010

No, the misstatement did not concern a segment or portion of the business that was identified as playing a significant role in the operations or profitability of the Company.

Exhibits 31.1 and 31.2

3.	We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

Response: The Company acknowledges the Staff’s comment and will omit the title of the certifying individuals in the certifications required by Exchange Act Rule 13a-14(a) in the Company’s future filings.

     * * *

     The Company acknowledges that:
  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (609) 514-4100 x4157.

Sincerely,

/s/ Scott J. Yetter
Scott J. Yetter
President and Chief Executive Officer

cc:	Andrew P. Gilbert, Esq., Morgan, Lewis & Bockius LLP
Fax: (609) 919-6701